EXHIBIT 99.8

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1                         Name and Address of Company

TRANSEURO ENERGY CORP.
1578 – 609 Granville Street
Vancouver, B.C., V7Y 1G5
Telephone: 604-681-3939

(the “Company”)

Item 2                         Date of Material Change

August 10, 2011

Item 3                         News Release

The news release was disseminated on August 10, 2011 through Marketwire.

Item 4                         Summary of Material Change

The Company has signed a Heads of Agreement (“HOA”) with Honoratus Investments, a Cyprus company established for the purpose of investing in the Ukraine E&P sector by an Australian Investment Group. The HoA provides for a farm in the Povorotnoye gas field in the Ukraine.

Item 5                         Full Description of Material Change

Please see the attached news release dated August 10, 2011.

Item 6                         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                         Omitted Information

Not applicable.

Item 8                         Executive Officer

For further information, contact: Chris McGillivray
Telephone: + 1 (604) 728-0040

Item 9                         Date of Report

August 16, 2011

TRANSEURO ENERGY CORP.
1578 – 609 Granville Street
Vancouver, B.C. V7Y 1G5

NEWS RELEASE – UKRAINE FARM IN AGREEMENT

10th August 2011	TSX-V/Oslo Axess: TSU

Vancouver, Canada: - Transeuro Energy Corp. (“Transeuro” or the “Company”) announces that the Company has signed a Heads of Agreement (HoA) with Honoratus Investments (“Honoratus”) a Cyprus company established for the purpose of investing in the Ukraine E&P sector by an Australian Investment Group. The HoA provides for a farm in to the Povorotnoye gas field as follows:

●
Drilling by Honoratus of one well, Pov-104, to a depth of around 4000m, commencing before the end of 2011, and acquisition by Honoratus of 2D seismic data as required to fulfill the investment commitments of the license. If a commercial discovery is declared, Honoratus shall put the Pov-104 well into production.

●	Conditional on a commercial discovery with Pov-104, Honoratus will drill a second well, Pov-105, commencing before the end of the 2 year renewed license period.

●
Transeuro will transfer ownership to Honoratus of 85% of ‘East Crimea BV’ the company holding title to the Joint Activity Agreement for the Povorotnoye gas field in East Crimea. If the second well is not started by the end of the license period the share interest in East Crimea BV shall revert to 50/50%.

●
Staged cash payments by Honoratus of up to US$2 million to cover the Povorotnoye license renewal fees, costs associated with the transfer of ownership and to cover past expenses incurred on the asset by Transeuro up to US$1.5 million.

Completion of the farm in agreement is subject to certain conditions precedent including receipt of the license, completion of due diligence, and Honoratus securing the necessary funding.

The Company has received confirmation from the government entity Nadra Ukraine (the parent company to Crimgeologia who are the holder of the license and partner company for Transeuro), that the Povorotnoye license will be renewed for a further 2 year period. The license renewal fees have been paid by Transeuro and the license is expected to be received by the end of September.

The Company’s CEO, Mr David Worrall, commented:  “The farm in by Honoratus further demonstrates the increased investment activity occurring in the Ukraine and the interest of the international industry in the quality of the discovered gas fields, the availability of pipeline infrastructure and the high gas prices. Farming out the commitments at Povorotnoye will allow Transeuro to focus on development of the Karlavskoye field.”

Transeuro is involved in the acquisition of petroleum and natural gas rights, the exploration for, and development and production of crude oil, condensate and natural gas. The Company's properties are located in Canada and Ukraine. In addition, the Company holds a back-in option to Eaglewood Energy Inc.’s exploration licenses in Papua New Guinea.

On behalf of the Board of Directors
Aage Thoen, Chairman

For further information contact:	Chris McGillivray, IR, +1 604 728 0040

Karen Jenssen, IR, +47 91729787
http://www.transeuroenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Oslo Axess accepts responsibility for the adequacy or accuracy of this release. The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from the targeted results. The Company relies upon litigation protection for forward looking statements.